NIKA PHARMACEUTICALS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On February 12, 2024, the Company (OTCMKTS: NKPH) signed an Agreement and Plan of Merger (the “Merger”) with Nika BioTechnology, Inc. (OTCMKTS: NIKA). Pursuant to the Merger agreement Nika BioTechnology, Inc., (the Target company), will be merged with and into the Company, the separate corporate existence of the Target shall cease, and the Company shall continue as the surviving consolidated entity.
The Company will issue the target 204,205,027 shares of common stock and 5,000,000 shares of Preferred stock in exchange for all of the issued and outstanding shares of both the preferred and common stock of the Target company.
As both companies have the same controlling shareholder the merger will be accounted for as a common control acquisition.
The notes to the unaudited pro forma condensed combined financial information describe the reclassifications and adjustments to the financial information presented.
The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial position that the Company would have reported had the acquisition been completed as of the dates presented and should not be taken as a representation of the Company’s future consolidated results of operation or financial position.
The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma condensed combined financial statements also do not include any integration costs, cost overlap or estimated future transaction costs that the companies expect to incur as a result of the acquisition.

The historical financial information has been adjusted to give effect to events that are directly attributable to the Merger, factually supportable and expected to have a continuing impact on the results of the combined company. The adjustments that are included in the following unaudited pro forma condensed combined financial statements are described in Note 3 below, which includes the numbered notes that are marked in those financial statements.

NIKA PHARMACEUTICALS, INC. Unaudited Pro Forma Condensed Combined Balance Sheets As of December 31, 2023
	Nika Pharmaceuticals, Inc.	Nika Biotechnology Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Current Assets:
Cash	$19,596	$—	$—		$19,596
Total Current Assets	19,596	—	—		19,596

Cooperation Agreement	—	176,691	—		176,691
Minority Interest Europe	—	10,000	—		10,000
Total Other Assets	—	186,691	—		186,691

Total Assets	$19,596	$186,691	$—		$206,287

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable and accrued expenses	$—	$43,289	$—		$43,289
Due to related party	101,745	—	—		101,745
Total Current Liabilities	101,745	43,289	—		145,034

Total Liabilities	101,745	43,289	—		145,034

Shareholders’ Equity (Deficit):
Preferred Stock; par value $0.0001; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000	—	500	(1)	1,500
Preferred stock, par value $.001; 10,000,000 authorized; 10,000,000 issued and outstanding	—	10,000	(10,000)	(1)	—
Common Stock; par value $0.0001; 2,700,000,000 shares authorized; 876,090,000 shares issued and outstanding	87,609	—	20,421	(1)	108,030
Common stock, par value $.001; 500,000,000 authorized, 204,205,027 a issued and outstanding	—	204,205	(204,205)	(1)	—
Additional paid-in-capital	3,229,489	5,174,079	193,284	(1)	8,596,852
Accumulated deficit	(3,400,247)	(5,244,882)	—		(8,645,129)
Total Shareholders’ Deficit	(82,149)	143,402	—		61,253

Total Liabilities and Shareholders’ Deficit	$19,596	$186,691	$—		$206,287

NIKA PHARMACEUTICALS, INC. Unaudited Pro Forma Condensed Combined Statements of Operations For the Year Ended December 31, 2023
	Nika Pharmaceuticals, Inc.	Nika Biotechnology Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Operating Expenses:
General and administrative	$64,833	$14,815	$—		$79,648
Total operating expenses	64,833	14,815	—		79,648

Loss from operations	(64,833)	(14,815)	—		(79,648)

Net loss	$(64,833)	$(14,815)	$—		$(79,648)

Net loss per common share, basic and diluted	$(0.00)				$(0.00)

Weighted average number of common shares outstanding, basic and diluted	876,090,000				1,080,294,027

NIKA PHARMACEUTICALS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
NOTE 1 - BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma balance sheet and statement of operations for the periods presented, is based on the financial statements of the Company and Nika BioTechnology, Inc., after giving effect as if the Company’s acquisition of Nika BioTechnology, Inc. was consummated on February 12, 2024, and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

NOTE 2 - ACQUISITION
On February 12, 2024, the Company (OTCMKTS: NKPH) signed an Agreement and Plan of Merger (the “merger”) with Nika BioTechnology, Inc. (OTCMKTS: NIKA). Pursuant to the merger agreement Nika BioTechnology, Inc., (the Target company), will be merged with and into the Company, the separate corporate existence of the Target shall cease, and the Company shall continue as the surviving consolidated entity.
Previously on August 1, 2022, the Company signed a Cooperation Agreement with the Target company. Pursuant to that agreement, all development of the prescription drug TNG, the dietary supplements Physiolong and Carotilen, as well as any future acquired other patents for prescription drugs and dietary supplements, was to be jointly developed by the parties. The costs of production and distribution will be financed by both parties in equal parts. The net profit – after deduction of all expenses and taxes – will be distributed between the parties in equal parts.
With both companies specializing in the field of pharmaceuticals the combined companies will now work as one for the production and distribution of ITV-1, ITV-2, ITV-3, ITV-4, ITV-5 and TNG, which are drugs in injection form dedicated for the treatment of AIDS, chronic hepatitis B and C, rheumatoid arthritis, and other viral and infectious diseases, in which a strong cell immunity is of utmost importance. The merged Company will also share the profits from 8 dietary supplements - Physiolong, Carotilen, Fructin, Dry Boza, Biodetoxin, Silymaron, Hypocholestin, and Anthocylen C.
NOTE 3 - PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Company’s unaudited pro forma condensed combined financial information:
(1)
Adjustment to issue the target 204,205,027 shares of common stock and 5,000,000 shares of Preferred stock in exchange for all to the issued and outstanding shares of both the preferred and common stock of the target company.